

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Steve Simonian
Chief Financial Officer
NightDragon Acquisition Corp.
101 Second Street, Suite 1275
San Francisco, California 94105

>   **Re: NightDragon Acquisition Corp.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted January 6 2021**
>   **CIK No. 0001837067**

Dear Mr. Simonian:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Form S-1 filed January 6, 2021

Principal Stockholders, page 161

1. We note the disclosure in footnote one that Mr. DeWalt is deemed the beneficial owner of the shares held by your sponsor. Please revise Mr. DeWalt's ownership in the table and the officers and directors as a group, to reflect this beneficial ownership.

       Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Angela K Chen, Esq.